Mail Stop 3561
      November 21, 2005

Michael M. Ratner
Rizzo, Inc.
14812 Calvert Street
Van Nuys, California  91411

Re:	Defense Industries International, Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed November 2, 2005
      File No. 333-128011
		Form 10-QSB for Fiscal Quarter Ended September 30, 2005
		File No. 0-30105

Dear Mr. Ratner:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form SB-2

Management`s Discussion and Analysis ...,  page 19

1. We note your response to comment 8 in our letter of September
29,
2005. It does not appear that you have discussed your financial condition and results of operations attributable to your various operating subsidiaries. Please advise or revise.

2. You also indicate the industry consolidation trend is no longer relevant. However, this does not appear to be discussed in your disclosure. Please advise or revise.
3. Also, your response indicates that disclosure about your
customers
and their countries of origin is confidential. We also note disclosure on page 41 that your two largest customers accounted for in excess of 40% of your fiscal 2004 revenues.  Generally,
disclosure
about material customers is necessary regardless of any confidentiality provision. Please revise or advise. As part of your response, please be aware that our Freedom of Information Act Rule
83
enables you to request confidential treatment for your response.
4. In response to comment 9 you revised the results of operations to
disclose the   revenues of the entity you acquired on February 28,
2005. Please revise to clarify that these are the revenues for the 4 months you owned Owen Mills, if true. Also, please revise the gross profit disclosure on page 25 to quantify the impact Owen Mills had on the gross profit you reported in your financial statements.
5. It appears that the liquidity and capital resources section on page 29 should clarify if you have, in fact, drawn any of the $550,000 you are eligible to withdraw from escrow. If you have made withdrawals, then disclose if the cash is included in your financial statements or if it has been disbursed.

Financial Statements
6. Please revise to include the updated financial statements and other information you have included in your recently filed Form
10-
QSB for the quarter ended September 30, 2005.

Exhibit 5.  Opinion of McDonald Carano Wilson LLP
7. It does not appear you have responded or revised in response to comment 23. Accordingly, we reissue that comment.
8. We also reissue comment 25. Whether the shares have been fully paid is a part of the legality opinion. If the cited statement is not relevant to that aspect of the opinion then why is the statement needed? Please advise or revise.

Form 10-QSB for Fiscal Quarter Ended September 30, 2005
9. Please revise to comply with the above comments, as applicable.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
*
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Robert Burnett, Staff Accountant, at (202)
551-
3330 or Michael Moran, Accounting Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

      Sincerely,




      	H. Christopher Owings
      	Assistant Director


cc:	Steven J. Glusband, Esq.
	Carter, Ledyard & Milburn
	Via Fax: (212) 732-3232




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Michael M. Ratner
Defense Industries International, Inc.
November 21, 2005
Page 1